Exhibit 99.1

Intec Pharma Presented Phase 1 PK and Safety Data from Accordion Pill Carbidopa/Levodopa at American Academy of Neurology Annual Meeting

JERUSALEM (April 24, 2018) – Intec Pharma LTD (NASDAQ, TASE: NTEC) (“Intec” or “the Company”) today announces that data collected from two Phase 1 studies of its proprietary Accordion Pill™ Carbidopa/Levodopa (AP-CD/LD) for Parkinson’s disease were highlighted in a poster presentation at the American Academy of Neurology 2018 Annual Meeting (AAN 2018) underway in Los Angeles. The poster titled, “Optimizing Delivery of Carbidopa/Levodopa via the Accordion Pill™: Comparative PK and Safety From 2 Randomized Crossover Studies in Healthy Volunteers,” was delivered by R. Michael Gendreau, M.D., Ph.D. Chief Medical Officer of Intec Pharma, last evening at AAN. The complete poster can be accessed in the Publications section of the Company’s website at www.intecpharma.com.

The Phase 1 studies evaluated the pharmacokinetics (PK) and safety of AP-CD/LD versus immediate-release (IR) CD/LD (Sinemet®) and under different meal conditions in healthy adults. IN 11 005 was a randomized, two-way crossover study in which healthy adults received a single dose of AP-CD/LD 50mg/500mg and two consecutive doses of IR-CD/LD 25mg/250mg (0 h and 4 h) following an overnight fast, with a 7-day washout between treatments. IN 14 001 was a randomized, three-way crossover food-effect PK study in which healthy adults received a single dose of AP-CD/LD 50mg/500mg following high-calorie, low/medium calorie, or fasting conditions. A total of 18 and 30 healthy volunteers were enrolled in IN 11 005 and IN 14 001, respectively.

In study IN 11 005, AP-CD/LD produced more consistent mean LD plasma concentrations overtime, with attenuated peak-trough differences compared with IR-CD/LD, and the mean plasma concentration of CD was similar between IR-CD/LD and AP-CD/LD. Apparent half-life (t1/2) was increased from 1.8 hours with IR-CD/LD to 5.2 hours with AP-CD/LD, while Cmax was decreased from 4,062 ng/mL to 1,951 ng/mL.

In study IN 14 001, LD plasma Cmax concentrations were similar following either a low/medium calorie or high-calorie meal; under fasting conditions, more variability was seen, including significantly shorter retention time versus either fed condition. Likewise, mean CD plasma Cmax concentrations were comparable between the low/medium and high-calorie meals, but significantly greater at nearly all collection times with fasting.

“These data are supportive of our clinical development program for AP-CD/LD and demonstrated that our technology provided more consistent LD plasma levels and less peak-trough fluctuation when compared to IR-CD/LD. In addition, these data suggest that AP-CD/LD should be taken with meals, which is consistent with the current dosing regimen in our ongoing Phase 3 clinical trial of AP-CD/LD to treat advanced Parkinson’s disease patients,” said Dr. Gendreau. “The poster generated considerable interest among neurologists in attendance, which is key to enhancing awareness of our AP-CD/LD as we expect to complete enrollment of the Phase 3 program later this year.”

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-cannabinoids, an Accordion Pill to deliver either or both of the primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC) for various indications including low back neuropathic pain and fibromyalgia.

For more information, visit www.intecpharma.com.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Intec Pharma Investor Contact:

Anne Marie Fields

VP-Corporate Communications & Investor Relations

(845)868-2262

amf@intec-us.com

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